Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

The following are the subsidiaries of MoneyLion Inc., omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Name	State or Other Jurisdiction of Organization
Invest in America Credit Fund 1 LLC	DE
Invest in America Notes SPV I LLC	DE
Invest in America Notes SPV IV LLC	DE
ML Capital III LLC	DE
ML Intermediate HoldCo LLC	DE
ML Plus LLC	DE
ML Wealth LLC	DE
MoneyLion Securities LLC	DE
MoneyLion Technologies Inc. (1)	DE
Wealth Technologies Inc.	DE
MoneyLion Malaysia SDN BHD	Malaysia

(1)	The names of thirty-seven subsidiaries of MoneyLion Technologies Inc. have been omitted as they are wholly-owned subsidiaries carrying on the same line of consumer lending business in the United States.